Exhibit 99.2
EnCana Corporation
Management’s Discussion and Analysis
For the period ended March 31, 2009
(U.S. Dollars)

First quarter report
for the period ended March 31, 2009
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2009, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2008. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This document is dated April 21, 2009.
Readers can find the definition of certain terms used in this document in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisory section located at the end of this document.
EnCana’s Financial Strategy in the Current Economic Environment
The current economic environment is challenging and uncertain amidst a global recession, low commodity prices, volatile financial markets and limited access to capital markets. In this economic environment, EnCana is highly focused on the key business objectives of maintaining financial strength, generating significant free cash flow, further optimizing capital investments and continuing to pay a stable dividend to shareholders. This measured investment approach is underpinned by a strong balance sheet and a market risk mitigation strategy where EnCana has hedged about two thirds of its expected gas production from January through October 2009 at an average NYMEX equivalent price of about $9.13 per Mcf, along with other actions within its risk management program that are more fully described in the Risk Management section of this MD&A.
EnCana has a strong balance sheet and continues to employ a conservative capital structure. As at March 31, 2009, 78 percent of EnCana’s outstanding debt was composed of long-term, fixed rate debt with an average remaining term of more than 14 years. Upcoming maturities are $250 million in 2009 and $200 million in 2010. As at March 31, 2009, EnCana had available unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $5.0 billion and unused committed bank credit facilities in the amount of $2.0 billion. EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA multiple of 1.0 to 2.0 times. At March 31, 2009, the Company’s Debt to Capitalization ratio was 29 percent and Debt to Adjusted EBITDA was 0.7x.
In addition, EnCana continues to monitor expenses and capital programs. In light of the current market situation, EnCana has planned a measured, flexible approach to 2009 investment and has designed a 2009 capital program with the flexibility to adjust investment depending upon how economic circumstances unfold during the year. Additional detail regarding EnCana’s 2009 capital investment is available in the Corporate Guidance on the Company’s website at www.encana.com.
EnCana’s Business
EnCana is a leading North American unconventional natural gas and integrated oil company.
EnCana’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.
•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Segmented financial information is presented on an after eliminations basis.
EnCana has a decentralized decision making and reporting structure. Accordingly, the Company is organized into divisions as follows:
•	Canadian Plains Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.
•	Canadian Foothills Division includes natural gas exploration, development and production assets located in western Alberta and British Columbia as well as the Company’s Canadian offshore assets.
•	USA Division includes natural gas exploration, development and production assets located in the United States and comprises the USA segment described above.
•
Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining. Integrated Oil — Canada includes the Company’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil — Canada is composed of EnCana’s interests in the FCCL Oil Sands Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

2009 versus 2008 Results Review
In the first quarter of 2009 compared to the first quarter of 2008, EnCana:
•
Reported a 19 percent decrease in Cash Flow to $1,944 million primarily due to lower commodity prices partially offset by realized hedging gains of $699 million after-tax and higher production volumes;

•	Reported a 9 percent decrease in Operating Earnings to $948 million;
•	Reported an $869 million increase in Net Earnings to $962 million primarily due to after-tax unrealized mark-to-market hedging gains of $89 million in 2009 compared to losses of $737 million in 2008;
•	Reported a $104 million decrease in Free Cash Flow to $436 million;
•	Reported a 3 percent increase in total production to 4,675 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”);
•	Reported increased production from natural gas key resource plays of 8 percent and from oil key resource plays of 7 percent; and
•
Reported a 45 percent decrease in natural gas prices, excluding financial hedges, to $4.23 per thousand cubic feet (“Mcf”) and a 58 percent decrease in liquids prices, excluding financial hedges, to $32.03 per barrel (“bbl”).

Business Environment
EnCana’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials and crack spreads, and the U.S./Canadian dollar exchange rate. EnCana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found under the Risk Management section of this MD&A. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted EnCana’s financial results.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
Quarterly Market Benchmark Prices and Foreign Exchange Rates

	2009	2008				2007
(Average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$5.63	$6.79	$9.24	$9.35	$7.13	$6.00	$5.61	$7.37
NYMEX ($ /MMBtu)	4.89	6.94	10.24	10.93	8.03	6.97	6.16	7.55
Rockies (Opal) ($/MMBtu)	3.31	3.53	5.88	8.56	7.02	3.46	2.94	3.85
Texas (HSC) ($ /MMBtu)	4.21	6.37	9.98	10.58	7.73	6.64	5.89	7.26
Basis Differential ( $/MMBtu)
AECO/NYMEX	0.35	1.10	1.28	1.71	0.84	0.85	0.84	0.90
Rockies/NYMEX	1.58	3.41	4.36	2.37	1.01	3.50	3.22	3.70
Texas/NYMEX	0.68	0.58	0.26	0.35	0.30	0.33	0.27	0.29
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	43.31	59.08	118.22	123.80	97.82	90.50	75.15	65.02
Western Canadian Select (WCS) ($/bbl)	34.38	39.95	100.22	102.18	76.37	56.85	52.71	45.84
Differential — WTI/WCS ($/bbl)	8.93	19.13	18.00	21.62	21.45	33.65	22.44	19.18
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl) (1)	9.75	6.31	17.29	13.60	7.69	9.17	18.48	30.12
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.803	0.825	0.961	0.990	0.996	1.019	0.957	0.911

(1)	3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of Ultra Low Sulphur Diesel.
Consolidated Financial Results

($ millions, except per	2009	2008				2007
share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Consolidated

Cash Flow (1)	$1,944	$1,299	$2,809	$2,889	$2,389	$1,934	$2,218	$2,549
- per share — diluted	2.59	1.73	3.74	3.85	3.17	2.56	2.93	3.33

Net Earnings	962	1,077	3,553	1,221	93	1,082	934	1,446
- per share — basic	1.28	1.44	4.74	1.63	0.12	1.44	1.24	1.91
- per share — diluted	1.28	1.43	4.73	1.63	0.12	1.43	1.24	1.89

Operating Earnings (2)	948	449	1,442	1,469	1,045	849	1,032	1,369
- per share — diluted	1.26	0.60	1.92	1.96	1.39	1.12	1.37	1.79

Cash Dividends — per share	0.40	0.40	0.40	0.40	0.40	0.20	0.20	0.20

Revenues, Net of Royalties	4,608	6,359	10,849	7,422	5,434	5,875	5,654	5,674

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.

(2)	Operating Earnings is a non-GAAP measure and is defined under the Operating Earnings section of this MD&A.
Despite the continued low commodity price environment during the first quarter of 2009, EnCana generated strong financial results. Compared to the fourth quarter of 2008, EnCana’s upstream operations continued to benefit from its commodity price hedging program and the Company’s downstream operations generated Operating Cash Flow of approximately $59 million in the first quarter of 2009 compared to an Operating Cash Flow loss of $580 million in the fourth quarter of 2008. Further discussion of EnCana’s financial results can be found in the Results of Operations section of this MD&A.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
CASH FLOW
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. While Cash Flow is considered a non-GAAP measure, it is commonly used in the oil and gas industry and by EnCana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Summary of Cash Flow

	Three Months Ended March 31
($ millions)	2009	2008
Cash From Operating Activities	$1,831	$1,758
(Add back) deduct:
Net change in other assets and liabilities	14	(93)
Net change in non-cash working capital	(127)	(538)

Cash Flow	$1,944	$2,389

Three Months Ended March 31, 2009 versus 2008
Cash Flow in 2009 decreased $445 million or 19 percent compared to 2008 as a result of:
•	Average total natural gas prices, excluding financial hedges, decreased 45 percent to $4.23 per Mcf in 2009 compared to $7.75 per Mcf in 2008; and
•	Average total liquids prices, excluding financial hedges, decreased 58 percent to $32.03 per bbl in 2009 compared to $75.44 per bbl in 2008;
partially offset by:
•	Realized financial natural gas, crude oil and other commodity hedging gains of $699 million after-tax in 2009 compared to gains of $13 million after-tax in 2008;
•	Natural gas production volumes in 2009 increased 4 percent to 3,869 million cubic feet (“MMcf”) per day (“MMcf/d”) from 3,733 MMcf/d in 2008;
•	Decreases in operating, transportation and selling, administrative, production and mineral taxes and interest expenses excluding long-term compensation costs in 2009 compared to 2008; and
•	A decrease in current taxes, excluding tax associated with realized financial hedging mentioned above, primarily due to the decrease in before tax Cash Flow.
NET EARNINGS
Three Months Ended March 31, 2009 versus 2008
Net Earnings in 2009 of $962 million were $869 million higher compared to 2008. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:
•	Unrealized mark-to-market hedging gains of $89 million after-tax in 2009 compared to losses of $737 million after-tax in 2008;
•	Non-operating foreign exchange losses of $75 million after-tax in 2009 compared to losses of $215 million after-tax in 2008;
•	Long-term compensation costs decreased $143 million in 2009 compared to 2008 due to the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate; and
•
DD&A decreased $52 million in 2009 compared to 2008 primarily due to lower DD&A rates as a result of higher proved reserves and the lower U.S./Canadian dollar exchange rate partially offset by the increase in production volumes.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
OPERATING EARNINGS
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings has been prepared to provide investors with information that is more comparable between periods.
Summary of Operating Earnings

	Three Months Ended March 31
	2009		2008
($ millions, except per share amounts)		Per share(4)		Per share(4)
Net Earnings, as reported	$962	$1.28	$93	$0.12
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax	89	0.12	(737)	(0.98)
Non-operating foreign exchange gain (loss), after-tax (1)	(75)	(0.10)	(215)	(0.29)
Operating Earnings (2) (3)	$948	$1.26	$1,045	$1.39

(1)
Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, the partnership contribution receivable, realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax and future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

(2)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. The Company’s calculation of Operating Earnings excludes foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

(3)	Unrealized gains or losses and realized foreign exchange gains or losses on settlement of intercompany transactions have no impact on Cash Flow.

(4)	Per Common Share — diluted.
FOREIGN EXCHANGE
As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate decreased 19 percent to $0.803 in the first quarter of 2009 compared to $0.996 in the first quarter of 2008. The table below summarizes the impacts of these changes on EnCana’s operations when compared to the same period in the prior year.

Three Months Ended
March 31, 2009
Average U.S./Canadian Dollar Exchange Rate	$0.803
Change from comparative period in prior year	(0.193)

($ millions, except $/Mcfe amounts)	$ millions	$/Mcfe
Increase (decrease) in:
Capital Investment	$(184)
Operating Expense	(67)	(0.16)
Administrative Expense	(13)	(0.03)
DD&A Expense	(124)
RESULTS OF OPERATIONS
PRODUCTION VOLUMES

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Produced Gas (MMcf/d)	3,869	3,858	3,917	3,841	3,733	3,722	3,630	3,506
Crude Oil (bbls/d)	111,981	110,628	106,826	101,153	111,538	108,958	109,664	108,590
NGLs (bbls/d)	22,299	25,222	26,730	26,450	25,750	27,179	26,719	24,826

Total (MMcfe/d) (1)	4,675	4,673	4,718	4,607	4,557	4,539	4,448	4,306

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
KEY RESOURCE PLAYS

	Three Months Ended March 31
	Daily Production			Drilling Activity
		2009 vs		(net wells drilled)
	2009	2008	2008	2009	2008
Natural Gas (MMcf/d)
Jonah	623	5%	595	35	43
Piceance	386	4%	372	53	83
East Texas	409	50%	273	15	11
Fort Worth	149	6%	140	16	21
Greater Sierra	215	5%	205	15	36
Cutbank Ridge	323	19%	271	20	24
Bighorn	156	7%	146	21	30
CBM	309	4%	298	278	251
Shallow Gas	673	-6%	715	336	496
	3,243	8%	3,015	789	995

Oil (bbls/d)
Foster Creek	28,170	5%	26,770	6	12
Christina Lake	6,559	152%	2,606	—	—

	34,729	18%	29,376	6	12
Pelican Lake	21,280	-11%	23,903	4	—
Weyburn	16,097	15%	13,980	—	9

	72,106	7%	67,259	10	21

Total (MMcfe/d)	3,676	8%	3,417	799	1,016

Total production volumes increased 3 percent or 118 MMcfe/d in the first quarter of 2009 compared to 2008 primarily due to increased production from EnCana’s natural gas key resource plays of 8 percent and from oil key resource plays of 7 percent partially offset by natural declines in conventional properties.
OPERATING NETBACK INFORMATION

	Three Months Ended March 31
	2009			2008
	Gas	Liquids	Total	Gas	Liquids	Total
	($/Mcf)	($/bbl)	($/Mcfe)	($/Mcf)	($/bbl)	($/Mcfe)
Price	$4.23	$32.03	$4.42 $	7.75	$75.44	$8.61
Expenses
Production and mineral taxes	0.14	0.92	0.15	0.28	1.46	0.28
Transportation and selling	0.49	1.36	0.44	0.56	1.46	0.50
Operating	0.75	8.46	0.86	1.02	10.30	1.15
Netback excluding Realized Financial Hedging	2.85	21.29	2.97	5.89	62.22	6.68
Realized Financial Hedging Gain (Loss)	2.99	2.21	2.55	0.27	(5.85)	0.05
Netback including Realized Financial Hedging	$5.84	$23.50	$5.52	$6.16	$56.37	$6.73
Netbacks, excluding financial hedges, decreased significantly during the first quarter of 2009 compared to 2008 primarily due to lower commodity prices partially offset by the impact of the lower U.S./Canadian dollar exchange rate and lower long-term compensation costs due to the change in the EnCana share price.
As part of ongoing efforts to maintain financial resilience and flexibility, EnCana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found under the Risk Management section of this MD&A. As evidenced in the table above, EnCana has benefited significantly from its hedging program during this period of weaker commodity prices.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
NET CAPITAL INVESTMENT

	Three Months Ended March 31
($ millions)	2009	2008
Canada
Canadian Plains	$159	$262
Canadian Foothills	465	780
Integrated Oil – Canada	126	208
USA	540	519
Downstream Refining	202	55
Market Optimization	(3)	2
Corporate & Other	19	23

Capital Investment	1,508	1,849
Acquisitions	79	58
Divestitures	(33)	(72)

Net Capital Investment	$1,554	$1,835

EnCana’s capital investment for the three months ended March 31, 2009 was funded by Cash Flow.
Capital investment during the first quarter of 2009 was primarily focused on continued development of EnCana’s North American key resource plays and expansion of the Company’s downstream heavy oil refining capacity through its joint venture with ConocoPhillips. Reported capital investment was lower due to changes in the average U.S./Canadian dollar exchange rate as well as the EnCana share price in determining long-term compensation costs. The net impact of these factors on capital investment was a decrease of $295 million in the first quarter of 2009 compared to the same period in 2008. Further information regarding the Company’s capital investment can be found in the Divisional Results section of this MD&A.
Acquisitions and Divestitures
The Company had some minor property acquisitions and divestitures in the first quarter of 2009 and 2008.
FREE CASH FLOW
EnCana’s first quarter 2009 Free Cash Flow of $436 million was lower compared to the same period in 2008. Reasons for the decrease in total Cash Flow and capital investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.

	Three Months Ended March 31
($ millions)	2009	2008
Cash Flow (1)	$1,944	$2,389
Capital Investment	1,508	1,849

Free Cash Flow (2)	$436	$540

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.

(2)
Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing and/or financing activities.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
Divisional Results
As discussed in EnCana’s Business section of this MD&A, the Company has a decentralized decision making and reporting structure and is organized into divisions. Accordingly, results are presented at the divisional level. Canadian Plains Division and Canadian Foothills Division are included in the Canada segment. USA Division comprises the USA segment. Integrated Oil Division is the combined total of Integrated Oil – Canada and Downstream Refining.
CANADIAN PLAINS
Three Months Ended March 31, 2009 versus 2008
FINANCIAL RESULTS

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties	$319	$250	$2	$571	$563	$586	$2	$1,151
Realized Financial Hedging Gain (Loss)	202	2	—	204	27	(37)	—	(10)
Expenses
Production and mineral taxes	3	7	—	10	5	8	—	13
Transportation and selling	11	51	—	62	19	90	—	109
Operating	51	51	1	103	73	68	1	142

Operating Cash Flow	$456	$143	$1	$600	$493	$383	$1	$877

PRODUCTION VOLUMES

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Produced Gas (MMcf/d)	800	820	831	856	860	876	858	874
Crude Oil (bbls/d)	67,043	64,990	64,789	65,097	69,781	70,287	70,711	70,148
NGLs (bbls/d)	1,201	1,126	1,147	1,189	1,262	1,422	1,209	1,206

Total (MMcfe/d) (1)	1,209	1,217	1,227	1,253	1,286	1,306	1,290	1,302

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
PRODUCED GAS
Revenues, net of royalties, including realized financial hedging, decreased $69 million in the first quarter of 2009 compared to the same period in 2008 due to:
•	A $216 million impact resulting from a 39 percent decrease in natural gas prices, excluding the impact of financial hedging; and

•
A $28 million impact resulting from a 7 percent decrease in natural gas production volumes. Produced gas volumes decreased in the first quarter of 2009 due to expected natural declines for the Shallow Gas key resource play and conventional properties as well as the impact of freeze-offs and other temporary production shut-ins resulting from extreme winter weather in southern Alberta;

offset by:
•	Realized financial hedging gains of $202 million or $2.81 per Mcf in 2009 compared to gains of $27 million or $0.34 per Mcf in 2008.
The decrease in Canadian Plains natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Canadian Plains natural gas transportation and selling costs of $11 million in 2009 decreased $8 million or 42 percent compared to 2008 due to the lower U.S./Canadian dollar exchange rate, lower volumes and costs to eastern Canada and the U.S. and lower fuel gas costs.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
Canadian Plains natural gas operating expenses of $51 million in 2009 were $22 million or 30 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price and lower workovers and repairs and maintenance offset slightly by higher property tax and lease costs and increased salaries and benefits.
CRUDE OIL AND NGLs
Revenues, net of royalties, including realized financial hedging, decreased $297 million in the first quarter of 2009 compared to the same period in 2008 due to:
•	A $280 million impact resulting from a 56 percent decrease in crude oil prices and 54 percent decrease in NGLs prices, excluding financial hedges;

•	A $38 million impact resulting from a decrease in average prices of condensate used for blending with heavy oil; and

•
A $19 million impact resulting from a 4 percent decrease in crude oil volumes and 5 percent decrease in NGLs volumes. Production from the Pelican Lake key resource play in 2009 was 21,280 bbls/d, down 11 percent compared to 2008 primarily due to natural declines. At Suffield, production of 13,703 bbls/d was down 3 percent mainly due to natural declines. These were partially offset by increased production at Weyburn;

offset by:
•	Realized financial hedging gains on liquids of $2 million or $0.41 per bbl in 2009 compared to losses of $37 million or $5.63 per bbl in 2008.
Canadian Plains crude oil prices decreased 56 percent to $34.35 per bbl in 2009 from $77.44 per bbl in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices as well as lower average differentials. Total realized financial hedging gains on crude oil for Canadian Plains were approximately $2 million or $0.42 per bbl in 2009 compared to losses of approximately $36 million or $5.65 per bbl in 2008.
Canadian Plains NGLs prices decreased 54 percent to $34.86 per bbl in 2009 from $75.09 per bbl in 2008, which is consistent with the change in WTI benchmark price.
Canadian Plains crude oil transportation and selling costs of $51 million in 2009 decreased $39 million or 43 percent compared to 2008 primarily due to a decrease in average prices of condensate used for blending with heavy oil, the lower U.S./Canadian dollar exchange rate and lower clean oil trucking costs at Weyburn.
Canadian Plains crude oil operating costs of $51 million in 2009 were $17 million or 25 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price, reduced workovers and lower chemical costs offset slightly by higher repairs and maintenance and increased property tax and lease costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
CAPITAL INVESTMENT
Canadian Plains capital investment of $159 million during the first quarter of 2009 was primarily focused on the Shallow Gas, Pelican Lake and Weyburn key resource plays. The $103 million decrease compared to 2008 was primarily due to the lower U.S./Canadian dollar exchange rate, lower drilling and completion costs resulting from fewer wells drilled and lower capitalized costs for long-term incentives. Canadian Plains drilled 375 net wells in the first quarter of 2009 compared to 558 net wells in 2008, consistent with the planned reduction in spending in 2009.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
CANADIAN FOOTHILLS
Canadian Foothills Division includes the Company’s Canadian offshore assets.
Three Months Ended March 31, 2009 versus 2008
FINANCIAL RESULTS

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties	$528	$57	$10	$595	$870	$158	$18	$1,046
Realized Financial Hedging Gain (Loss)	320	—	—	320	39	(10)	—	29
Expenses
Production and mineral taxes	4	1	—	5	3	1	—	4
Transportation and selling	34	3	—	37	53	3	—	56
Operating	120	6	4	130	161	11	6	178

Operating Cash Flow	$690	$47	$6	$743	$692	$133	$12	$837

PRODUCTION VOLUMES

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Produced Gas (MMcf/d)	1,281	1,302	1,351	1,289	1,256	1,313	1,280	1,231
Crude Oil (bbls/d)	8,140	8,437	8,217	8,376	8,867	8,441	7,978	7,959
NGLs (bbls/d)	9,427	11,265	11,730	11,779	11,256	10,966	9,932	9,811

Total (MMcfe/d) (1)	1,386	1,420	1,471	1,410	1,377	1,429	1,387	1,338

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
PRODUCED GAS
Revenues, net of royalties, including realized financial hedging, decreased $61 million in the first quarter of 2009 compared to the same period in 2008 due to:
•	A $347 million impact resulting from a 40 percent decrease in natural gas prices, excluding the impact of financial hedging;
offset by:
•	Realized financial hedging gains of $320 million or $2.78 per Mcf in 2009 compared to gains of $39 million or $0.34 per Mcf in 2008; and

•
A $5 million impact resulting from a 2 percent increase in natural gas production volumes. Produced gas volumes increased in the first quarter of 2009 due to drilling success as well as increased tie-in and completion activity in the key resource plays of Cutbank Ridge, CBM, Bighorn and Greater Sierra partially offset by natural declines for conventional properties and the volume impact of minor property divestitures in 2008.

The decrease in Canadian Foothills natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Canadian Foothills natural gas transportation and selling costs of $34 million in 2009 decreased $19 million or 36 percent compared to 2008 due to the lower U.S./Canadian dollar exchange rate, lower fuel gas costs and lower volumes transported to the U.S.
Canadian Foothills natural gas operating expenses of $120 million in 2009 were $41 million or 25 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price and reduced workovers offset by higher security costs, salaries and benefits, property tax and lease costs as well as repairs and maintenance.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
CRUDE OIL AND NGLs
Revenues, net of royalties, including realized financial hedging, decreased $91 million in the first quarter of 2009 compared to the same period in 2008 due to:
•	A $92 million impact resulting from a 60 percent decrease in crude oil prices and 56 percent decrease in NGLs prices, excluding financial hedges; and

•
A $9 million impact resulting from an 8 percent decrease in crude oil volumes and 16 percent decrease in NGLs volumes. The decreases were due to natural declines and the volume impact of property divestitures;

offset by:
•	Realized financial hedging losses on liquids were less than $1 million in 2009 compared to losses of $10 million or $5.72 per bbl in 2008.
Canadian Foothills crude oil prices decreased 60 percent to $37.31 per bbl in 2009 from $93.42 per bbl in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices as well as lower average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were less than $1 million in 2009 compared to losses of approximately $4 million or $5.45 per bbl in 2008.
Canadian Foothills NGLs prices decreased 56 percent to $35.81 per bbl in 2009 from $80.80 per bbl in 2008, which is consistent with the change in WTI benchmark price.
Canadian Foothills crude oil operating costs of $6 million in 2009 were $5 million or 45 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate and lower gathering and processing costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
CAPITAL INVESTMENT
Canadian Foothills capital investment of $465 million during the first quarter of 2009 was primarily focused on the CBM, Cutbank Ridge, Greater Sierra and Bighorn key resource plays. The $315 million decrease compared to 2008 was primarily due to the lower U.S./Canadian dollar exchange rate, lower drilling costs as a result of increased focus on well tie-ins and lower capitalized costs for long-term incentives. Canadian Foothills drilled 343 net wells in the first quarter of 2009 compared to 380 net wells in 2008.
USA
Three Months Ended March 31, 2009 versus 2008
FINANCIAL RESULTS

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties	$610	$29	$27	$666	$1,157	$99	$72	$1,328
Realized Financial Hedging Gain (Loss)	508	—	—	508	26	—	—	26
Expenses
Production and mineral taxes	43	3	—	46	87	9	—	96
Transportation and selling	123	—	—	123	115	—	—	115
Operating	82	—	33	115	101	—	68	169

Operating Cash Flow	$870	$26	$(6)	$890	$880	$90	$4	$974

PRODUCTION VOLUMES

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Produced Gas (MMcf/d)	1,746	1,677	1,674	1,629	1,552	1,464	1,387	1,303
NGLs (bbls/d)	11,671	12,831	13,853	13,482	13,232	14,791	15,578	13,809

Total (MMcfe/d) (1)	1,816	1,754	1,757	1,710	1,631	1,553	1,480	1,386

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
PRODUCED GAS
Revenues, net of royalties, including realized financial hedging, decreased $65 million in the first quarter of 2009 compared to the same period in 2008 due to:
•	A $609 million impact resulting from a 53 percent decrease in natural gas prices, excluding the impact of financial hedging;
offset by:
•	Realized financial hedging gains of $508 million or $3.23 per Mcf in 2009 compared to gains of $26 million or $0.18 per Mcf in 2008; and

•
A $62 million impact resulting from a 13 percent increase in natural gas production volumes. Produced gas volumes in the USA increased in the first quarter of 2009 as a result of drilling and operational success at East Texas, Jonah, Piceance and Fort Worth partially offset by shut-in production (approximately 90 MMcf/d) at Piceance and Jonah due to the low price environment.

The decrease in USA natural gas prices in 2009, excluding the impact of financial hedges, reflects the changes in NYMEX, Rockies (Opal) and Texas (HSC) benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Natural gas production and mineral taxes for the USA of $43 million in 2009 decreased $44 million or 51 percent compared to 2008 primarily as a result of lower natural gas prices.
Natural gas transportation and selling costs for the USA of $123 million in 2009 increased $8 million or 7 percent compared to 2008 mainly as a result of transporting gas greater distances on the Rockies Express Pipeline to improve price realizations and transporting higher volumes.
Natural gas operating expenses for the USA of $82 million in 2009 were $19 million or 19 percent lower compared to 2008 as a result of lower long-term compensation costs due to the change in the EnCana share price, lower workovers, repairs and maintenance and water disposal costs offset slightly by increased property tax and salaries and benefits costs.
CRUDE OIL AND NGLs
All of EnCana’s liquids production in the USA relates to NGLs.
Revenues, net of royalties, including realized financial hedging, decreased $70 million in the first quarter of 2009 compared to the same period in 2008 due to:
•	A $66 million impact resulting from a 67 percent decrease in NGLs prices, excluding financial hedges;

•	A $4 million impact resulting from a 12 percent decrease in NGLs volumes.
USA NGLs prices decreased 67 percent to $27.43 per bbl in 2009 from $82.22 per bbl in 2008 primarily as a result of the change in the WTI benchmark price.
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
CAPITAL INVESTMENT
USA capital investment of $540 million during the first quarter of 2009 was primarily focused on the East Texas, Jonah, Piceance and Fort Worth key resource plays. The $21 million increase compared to 2008 was primarily due to increased drilling and facilities spending in North Louisiana offset by lower activity in Piceance key resource play as well as lower capitalized costs for long term-incentives. The number of net wells drilled in the USA in the first quarter of 2009 decreased to 140 from 178 in 2008.
INTEGRATED OIL
FOSTER CREEK/CHRISTINA LAKE OPERATIONS
EnCana is a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
The current plan of the upstream business is to increase production capacity at Foster Creek/Christina Lake to approximately 218,000 bbls/d (on a 100 percent basis) of bitumen with the completion of current expansion phases.
Three Months Ended March 31, 2009 versus 2008
FINANCIAL RESULTS

	Oil
($ millions)	2009	2008
Revenues, Net of Royalties	$140	$261
Realized Financial Hedging Gain (Loss)	23	(23)
Expenses
Transportation and selling	66	120
Operating	40	41

Operating Cash Flow	$57	$77

PRODUCTION VOLUMES

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Crude Oil (bbls/d)	34,729	35,068	31,547	24,671	29,376	27,190	28,740	27,994

Total (MMcfe/d) (1)	208	210	189	148	176	163	172	168

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
CRUDE OIL
Revenues, net of royalties, including realized financial hedging, decreased $75 million in the first quarter of 2009 compared to the same period in 2008 due to:
•	An $81 million impact resulting from a decrease in crude oil prices, excluding financial hedges;

•	A $54 million impact resulting from a decrease in average prices of condensate used for blending with heavy oil;
offset by:
•	Realized financial hedging gains primarily on condensate used for blending of $23 million in 2009 compared to losses of $23 million or $9.26 per bbl in 2008; and

•	A $14 million impact resulting from a 23 percent increase in crude oil sales volumes attributable to an 18 percent increase in production volumes and changes in inventory levels;
Foster Creek/Christina Lake bitumen prices decreased 55 percent to $26.90 per bbl in 2009 from $59.67 per bbl in 2008 as a result of the changes in benchmark WTI and WCS crude oil prices offset by a narrowing of the average differentials. WCS as a percentage of WTI was 79 percent in 2009 compared to 78 percent in 2008.
Crude oil transportation and selling costs of $66 million in 2009 decreased $54 million or 45 percent compared to 2008 primarily due to a decrease in average prices of condensate used for blending with heavy oil and variability in sales destinations and pipelines utilized to transport the product.
Crude oil operating costs of $40 million in 2009 were relatively unchanged compared to 2008. Lower fuel gas costs, lower long-term compensation costs due to the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate were offset by increased workovers.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
DOWNSTREAM OPERATIONS
FINANCIAL RESULTS

	Three Months Ended March 31
($ millions)	2009	2008
Revenues	$926	$2,046
Expenses
Operating	118	132
Purchased product	749	1,821

Operating Cash Flow	$59	$93

The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis). In the third quarter of 2008, the Wood River refinery received regulatory approvals to start construction on the Coker and Refinery Expansion (“CORE”) project. EnCana’s 50 percent share of the CORE project is expected to cost approximately $1.8 billion and is anticipated to be completed and in full operation in 2011. The expansion is expected to increase crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and more than double heavy crude oil refining capacity to 240,000 bbls/d (on a 100 percent basis).
The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil and approximately 45,000 bbls/d of NGLs (on a 100 percent basis). The coker installed in 2007 is enabling the refinery to upgrade approximately 35,000 bbls/d (on a 100 percent basis) of WCS heavy crude oil.
The current plan of the downstream business is to refine approximately 275,000 bbls/d gross of heavy crude oil (135,000 bbls/d of bitumen equivalent) to primarily motor fuels with the completion of the CORE project in 2011. As at March 31, 2009, the Wood River and Borger refineries have processing capability to refine up to approximately 145,000 bbls/d gross of heavy crude oil (70,000 bbls/d of bitumen equivalent).
The two refineries have a combined crude oil refining capacity of 452,000 bbls/d (on a 100 percent basis) and operated at an average 88 percent of that capacity during the first quarter of 2009 compared to 90 percent during the same period in 2008. Refinery crude utilization was lower in 2009 primarily due to unplanned refinery unit outages and maintenance activities. Refined products averaged 421,000 bbls/d (210,500 bbls/d net to EnCana) in the first quarter of 2009 compared to 435,000 bbls/d (217,500 bbls/d net to EnCana) in 2008.
Purchased products, consisting mainly of crude oil, represented 86 percent of total expenses in the first quarter of 2009 compared to 93 percent in 2008. Operating costs for labour, utilities and supplies comprised the balance of expenses. Revenues and purchased product have decreased 55 percent and 59 percent in the first quarter of 2009, respectively, in line with the significant decrease in crude oil prices offset by higher refining margins.
OTHER INTEGRATED OIL OPERATIONS
In addition to the 50 percent owned Foster Creek/Christina Lake operations, Integrated Oil also manages the 100 percent owned natural gas operations in Athabasca and crude oil operations in Senlac.
Gas production volumes from Athabasca were 42 MMcf/d in the first quarter of 2009 compared to 65 MMcf/d in 2008. The decrease at Athabasca was due to increased internal usage to supply a portion of the fuel gas requirements at Foster Creek and expected natural declines. Oil production volumes from Senlac were 2,069 bbls/d in the first quarter of 2009 compared to 3,514 bbls/d in 2008. The decrease at Senlac was due to expected natural declines.
CAPITAL INVESTMENT

	Three Months Ended March 31
($ millions)	2009	2008
Integrated Oil – Canada	$126	$208
Downstream Refining	202	55

Total Integrated Oil Division	$328	$263

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
Integrated Oil Division capital investment of $328 million during the first quarter of 2009 was primarily focused on continued development of the Foster Creek and Christina Lake resource plays and on the CORE project at the Wood River refinery. The $65 million increase in capital investment in the first quarter of 2009 compared to the same period in 2008 was primarily due to:
•
Spending related to the Wood River CORE project increased $141 million to $180 million in the first quarter of 2009 compared to $39 million in 2008. The Wood River CORE project received regulatory approvals in the third quarter of 2008 and is expected to cost about $1.8 billion, net to EnCana, over the next three years. The expansion is expected to increase crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and heavy crude oil refining capacity is expected to more than double to 240,000 bbls/d (on a 100 percent basis);

partially offset by:
•
Lower facility costs with substantial completion of the Foster Creek Phases D and E expansions late in the fourth quarter of 2008. Facility expenditures at Foster Creek are expected to increase plant capacity to 120,000 bbls/d (on a 100 percent basis) to accommodate Phases D and E expansions. Christina Lake facility costs are expected to increase plant capacity to 58,000 bbls/d (on a 100 percent basis) to accommodate Phase C expansion;

•
Lower drilling costs mainly due to drilling of 39 stratigraphic test wells net to EnCana in 2009 (2008 – 134 wells net to EnCana) at Foster Creek, Christina Lake, Borealis and Senlac related to the next phases of development; and

•	The lower U.S./Canadian dollar exchange rate and lower capitalized costs for long-term incentives.
DEPRECIATION, DEPLETION AND AMORTIZATION
Total DD&A expenses of $983 million in the first quarter of 2009 decreased $52 million or 5 percent compared to 2008.
UPSTREAM DD&A
EnCana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.
2009 versus 2008
Upstream DD&A expenses of $900 million in the first quarter of 2009 decreased $66 million or 7 percent compared to 2008 due to:
•	DD&A rates in Canada for 2009 were lower than 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate and higher proved reserves;

•	DD&A rates in the USA for 2009 were lower than 2008 primarily due to lower future development costs and higher proved reserves;
partially offset by:
•	Increased production volumes of 3 percent primarily in the USA as well as Foster Creek and Christina Lake.
DOWNSTREAM DD&A
EnCana calculates DD&A on a straight-line basis over estimated service lives of approximately 25 years.
Downstream refining DD&A was $51 million in the first quarter of 2009 compared to $44 million in 2008 as a result of a full year of depreciation on prior year capital additions, as well as accelerated depreciation on certain assets expected to be retired sooner than originally anticipated.
MARKET OPTIMIZATION
FINANCIAL RESULTS

	Three Months Ended March 31
($ millions)	2009	2008
Revenues	$492	$625
Expenses
Operating	8	11
Purchased product	473	607

Operating Cash Flow	11	7
Depreciation, depletion and amortization	5	4

Segment Income	$6	$3

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.
Revenues and purchased product expenses decreased in the first quarter of 2009 compared to 2008 mainly due to decreased pricing partially offset by increases in volume required for Market Optimization.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
CAPITAL INVESTMENT
Market Optimization capital investment in the first quarter of 2009 and 2008 was focused on developing infrastructure for optimization activities and maintaining power generation facilities.
CORPORATE AND OTHER
FINANCIAL RESULTS

	Three Months Ended March 31
($ millions)	2009	2008
Revenues	$133	$(1,094)
Expenses
Operating	26	—
Depreciation, depletion and amortization	27	21

Segment Income (Loss)	$80	$(1,115)

Revenues represent unrealized mark-to-market gains or losses related to financial natural gas and liquids hedge contracts.
Operating expenses in the first quarter of 2009 primarily relate to mark-to-market accounting losses on long-term power generation contracts.
DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements, as well as for international assets.
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended March 31
($ millions)	2009	2008
Revenues
Natural Gas	$158	$(1,113)
Crude Oil	(25)	17

	133	(1,096)
Expenses	22	(3)

	111	(1,093)
Income Tax Expense (Recovery)	22	(356)

Unrealized Mark-to-Market Gains (Losses), after-tax	$89	$(737)

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gain or loss reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 16 to the Interim Consolidated Financial Statements.
CONSOLIDATED EXPENSES

	Three Months Ended March 31
($ millions)	2009	2008
Administrative	$85	$156
Interest, net	104	134
Accretion of asset retirement obligation	17	21
Foreign exchange (gain) loss, net	58	95
(Gain) loss on divestitures	(1)	—
Administrative expenses decreased $71 million in the first quarter of 2009 compared to 2008 primarily due to lower long-term compensation expenses of $73 million as a result of the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate partially offset by increased staff levels, higher salaries and other related expenses.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
Net interest expense in the first quarter of 2009 decreased $30 million from 2008 primarily as a result of lower average outstanding debt and lower weighted average interest rate. EnCana’s total long-term debt, including current portion, decreased $665 million to $9,442 million at March 31, 2009 compared to $10,107 million at March 31, 2008. EnCana’s year-to-date weighted average interest rate on outstanding debt was 5.2 percent in 2009 compared to 5.6 percent in 2008.
The foreign exchange loss of $58 million in the first quarter of 2009 is primarily due to the effects of the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada offset by the foreign exchange revaluation of the partnership contribution receivable. Other foreign exchange gains and losses result primarily from the settlement of foreign currency transactions and the translation of EnCana’s monetary assets and liabilities.
INCOME TAX
Total income tax expense in the first quarter of 2009 was $284 million, which remains relatively unchanged from the same period in 2008.
EnCana’s effective rate in any year is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration “permanent differences”, adjustment for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;

•	Non-taxable downstream partnership income;

•	International financing; and

•	Foreign exchange (gains) losses not included in net earnings.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
CAPITAL INVESTMENT
Corporate and Other capital investment in the first quarter of 2009 and 2008 was primarily directed to business information systems, leasehold improvements and office furniture.
Liquidity and Capital Resources

	Three Months Ended March 31
($ millions)	2009	2008
Net cash from (used in)
Operating activities	$1,831	$1,758
Investing activities	(1,788)	(1,534)
Financing activities	207	116
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(4)	(4)

Increase (decrease) in cash and cash equivalents	$246	$336

OPERATING ACTIVITIES
Net cash from operating activities in the first quarter of 2009 increased $73 million compared to 2008. Cash Flow was $1,944 million during the first quarter of 2009 compared to $2,389 million for the same period in 2008. Reasons for this change are discussed under the Cash Flow section of this MD&A. Cash from operating activities was also impacted by net changes in non-cash working capital and net changes in other assets and liabilities, including decreases in accounts payable and accrued liabilities and income tax payable offset by decreases in accounts receivable and accrued revenues. Excluding the impact of current risk management assets and liabilities, the Company had a working capital deficit of $566 million at March 31, 2009 compared to $1,452 million at March 31, 2008. As is typical in the oil and gas industry, there is a timing difference between cash receipts from sales transactions and payments of trade payables, which often results in a working capital deficit. EnCana anticipates that it will continue to meet the payment terms of its suppliers.
INVESTING ACTIVITIES
Net cash used for investing activities in the first quarter of 2009 increased $254 million compared to the same period in 2008. Capital expenditures, including property acquisitions, in the first quarter of 2009 decreased $320 million compared to 2008. Reasons for this change are discussed under the Net Capital Investment and Divisional Results sections of this MD&A. Increases in cash used for investing activities from net changes in non-cash working capital and net changes in investments and other were offset by reductions in capital expenditures and property acquisitions.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
FINANCING ACTIVITIES
Net issuance of long-term debt in the first quarter of 2009 was $505 million compared to net issuance of $664 million for the same period in 2008. EnCana’s total long-term debt, including current portion, was $9,442 million at March 31, 2009 compared to $10,107 million at March 31, 2008.
EnCana maintains a Canadian and a U.S. dollar shelf prospectus and two committed bank credit facilities.
As at March 31, 2009, EnCana had available unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $5.0 billion.
EnCana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At March 31, 2009, $4.0 billion of the shelf prospectus remains unutilized, the availability of which is dependent upon market conditions. The shelf prospectus was renewed in 2008 and expires in April 2010.
EnCana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At March 31, 2009, C$1.25 billion of the shelf prospectus remains unutilized, the availability of which is dependent upon market conditions. The shelf prospectus was renewed in 2007 and expires in June 2009. The Company plans to renew the shelf prospectus upon expiry.
As at March 31, 2009, EnCana had available unused committed bank credit facilities in the amount of $2.0 billion. EnCana has in place a revolving bank credit facility for C$4.5 billion that remains committed through October 28, 2012. One of EnCana’s U.S. subsidiaries has in place a revolving bank credit facility for $600 million, of which $565 million is accessible, that remains committed through February 28, 2013. One of the lenders under the $600 million revolving credit facility, Lehman Brothers Bank, FSB, ceased funding its $35 million commitment as a result of the bankruptcy filing made by its affiliate, Lehman Brothers Holdings Inc., on September 15, 2008.
EnCana is currently in compliance with and anticipates that it will continue to be in compliance with all financial covenants under its credit facility agreements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. On May 12, 2008, following the announcement of the proposed corporate reorganization, Standard & Poor’s Ratings Service assigned a rating of A- and placed the Company on “CreditWatch Negative”, DBRS Limited assigned a rating of A(low) and placed the Company “Under Review with Developing Implications” and Moody’s Investors Services assigned a rating of Baa2 and changed the outlook to “Stable” from “Positive”. On March 2, 2009, Standard & Poor’s affirmed its A- rating and removed the rating from “CreditWatch”. The outlook is “Negative”. On March 5, 2009, DBRS Limited maintained the long-term rating of EnCana at A(low) “Under Review with Developing Implications”.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid (“NCIB”). During the first quarter of 2009, EnCana did not purchase any of its Common Shares compared to 4.6 million Common Shares purchased for total consideration of approximately $311 million for the same period in 2008. As of March 31, 2009, the number of Common Shares that EnCana will be permitted to purchase in 2009 under the current NCIB is approximately 75.0 million.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in the first quarter of 2009 and 2008 totaled $300 million. These dividends were funded by Cash Flow.
Financial Metrics

	March 31	December 31
	2009	2008
Debt to Capitalization (1)	29%	28%
Debt to Adjusted EBITDA (2)	0.7x	0.7x

(1)	Capitalization is a non-GAAP measure defined as Long-Term Debt including current portion plus Shareholders’ Equity.

(2)
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. EnCana targets a Debt to Capitalization ratio of between 30 to 40 percent and a Debt to Adjusted EBITDA of 1.0 to 2.0 times.
At March 31, 2009, EnCana’s Debt to Capitalization ratio was 29 percent (December 31, 2008 — 28 percent) and Debt to Adjusted EBITDA was 0.7x (December 31, 2008 — 0.7x).
OUTSTANDING SHARE DATA

	March 31	December 31
(millions)	2009	2008
Common Shares outstanding, beginning of year	750.4	750.2
Common Shares issued under option plans	0.2	3.0
Common Shares purchased	—	(2.8)

Common Shares outstanding, end of period	750.6	750.4

Weighted average Common Shares outstanding — diluted	751.4	751.8

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at March 31, 2009 and 2008.
Employees have been granted options to purchase Common Shares under various plans. At March 31, 2009, approximately 0.3 million options without Tandem Share Appreciation Rights (“TSARs”) attached were outstanding, all of which are exercisable.
Stock options granted after December 31, 2003 have an associated TSAR attached, which gives employees the right to elect to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares over the exercise price of their stock option in exchange for surrendering their stock option. The exercise of a TSAR, for a cash payment, does not result in the issuance of any additional EnCana Common Shares, so has no dilutive effect. Historically, virtually all employees holding options with TSARs attached deciding to realize the value of their options have exercised their TSARs to receive a cash payment. At March 31, 2009, approximately 23.0 million options with TSARs attached were outstanding, of which 13.6 million are exercisable.
In 2007, 2008 and 2009 EnCana also granted Performance TSARs, which vest and expire under the same terms and service conditions as TSARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance TSARs that do not vest when eligible are forfeited. At March 31, 2009, approximately 19.1 million Performance TSARs were outstanding, of which 4.0 million are exercisable.
In 2008, EnCana granted Share Appreciation Rights (“SARs”) and Performance SARs to certain employees, which entitle the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs are subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited. At March 31, 2009, approximately 5.9 million SARs and Performance SARs were outstanding, of which 0.5 million are exercisable.
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt obligations of $9,464 million at March 31, 2009 are $2,122 million in obligations related to Bankers’ Acceptances, Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. The revolving credit and term loan facilities are fully revolving for the periods disclosed in the Liquidity and Capital Resources section of this MD&A. Further details regarding EnCana’s long-term debt are described in Note 10 to the Interim Consolidated Financial Statements.
The Company expects its 2009 commitments to be funded from Cash Flow.
As at March 31, 2009, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 33 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 94 Bcf at a weighted average price of $3.58 per Mcf.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
LEASES
In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
VARIABLE INTEREST ENTITIES (“VIEs”)
On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Haynesville represented an interest in a VIE from September 25, 2008 to March 24, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Haynesville. On March 24, 2009, when the arrangement with Brown Haynesville was completed, the assets were transferred to EnCana.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. On November 12, 2008, an unrelated party exercised an option to purchase certain interests as part of the above acquisition for approximately $157 million, reducing the qualifying like kind exchange to approximately $300 million. The relationship with Brown Southwest represented an interest in a VIE from July 23, 2008 to January 19, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Southwest. On January 19, 2009, when the arrangement with Brown Southwest was completed, the assets were transferred to EnCana.
LEGAL PROCEEDINGS
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
DISCONTINUED MERCHANT ENERGY OPERATIONS
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws. All but one of these lawsuits has been settled prior to 2009, without admitting any liability in the lawsuits.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
NEW ACCOUNTING STANDARDS ADOPTED
As disclosed in the year-end MD&A, on January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements. Additional information on the effects of the implementation of the new standard can be found in Note 2 to the Interim Consolidated Financial Statements.
RECENT ACCOUNTING PRONOUNCEMENTS
International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. EnCana will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information.
The key elements of EnCana’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;

•	identify and implement changes in associated processes and information systems;

•	comply with internal control requirements;

•	communicate collateral impacts to internal business groups; and

•	educate and train internal and external stakeholders.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
The Company is currently analyzing accounting policy alternatives and identifying implementation options for the corresponding process changes, with a focus on the areas that have been identified as having the most significant impact. The significant impact areas are those identified as having the greatest potential impact to the Company’s financial statements or the greatest risk in terms of complexity to implement. Such areas identified to date include property, plant & equipment (“PP&E”), impairment testing, asset retirement obligation, stock-based compensation, employee future benefits and income taxes.
The Company expects one of the most significant impacts of the IFRS changeover will be in the accounting for certain upstream activities. Under Canadian GAAP, EnCana follows the CICA’s guideline on full cost accounting. In moving to IFRS, EnCana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs. Upstream DD&A will be calculated at a lower unit of account level than the current country cost centre basis. In addition, impairment testing will be performed at a lower level than the current country cost centre basis.
In September 2008, the International Accounting Standards Board (“IASB”) issued an exposure draft outlining additional exemptions for first-time adopters of IFRS. Included in the exposure draft is an exemption which would permit full cost accounting companies to allocate their existing upstream PP&E net book value (full cost pool) over reserves to the unit of account level upon transition to IFRS. This exemption would relieve the Company from retrospective application of IFRS for upstream PP&E. The IASB will be reviewing the proposed exemption in the second quarter of 2009, which EnCana intends to adopt if it is approved and adopted into IFRS. The Company is also evaluating the impact of other first-time adoption exemptions available upon initial transition to IFRS.
EnCana will update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board. As IFRS is expected to change prior to 2011, the impact of IFRS on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.
Business Combinations
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.
Consolidated Financial Statements
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1601 “Consolidated Financials Statements”, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
Non-controlling Interests
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1602 “Non-controlling Interests”. The standard establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
Risk Management
EnCana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:
•	financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit and liquidity;

•	operational risks including capital, operating and reserves replacement risks; and

•	safety, environmental and regulatory risks.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
EnCana takes a proactive approach in identifying and managing risks that can affect the Company. Mitigation of these risks include, but are not limited to, the use of financial instruments and physical contracts, credit policies, operational policies, maintaining adequate insurance, environmental and safety policies as well as policies and enforcement procedures that can affect EnCana’s reputation. Further discussion regarding the specific risks and mitigation of these risks can be found in the December 31, 2008 Management’s Discussion and Analysis and Note 16 to the Interim Consolidated Financial Statements.
Climate Change
A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants while some jurisdictions have provided details on these regulations. It is anticipated that other jurisdictions will announce emissions reduction plans in the future. As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating and capital costs in order to comply with GHG emissions legislation. However, EnCana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
The Alberta Government has set targets for GHG emissions reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, EnCana has four facilities covered under the emissions regulations. The forecast cost of carbon associated with the Alberta regulations is not material to EnCana at this time and is being actively managed.
In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ will be applied to virtually all fossil fuels, including diesel, natural gas, coal, propane, and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate starts at C$10 per tonne of carbon equivalent emissions, rising by C$5 per tonne a year for the next four years. The forecast cost of carbon associated with the British Columbia regulations is not material to EnCana at this time and is being actively managed.
EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:
•	significant production weighting in natural gas;

•	recognition as an industry leader in CO2 sequestration;

•	focus on energy efficiency and the development of technology to reduce GHG emissions;

•	involvement in the creation of industry best practices; and

•	industry leading steam to oil ratio, which translates directly into lower emissions intensity.
EnCana’s strategy for addressing the implications of emerging carbon regulations is proactive and is composed of three principal elements:
1.	Manage Existing Costs
When regulations are implemented, a cost is placed on EnCana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking, attention to fuel consumption, and a focus on minimizing the Company’s steam to oil ratio help to support and drive its focus on cost reduction.
2.	Respond to Price Signals
As regulatory regimes for GHGs develop in the jurisdictions where EnCana works, inevitably price signals begin to emerge. The Company has initiated an Energy Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, EnCana is also attempting, where appropriate, to realize the associated value of its reduction projects.
3.	Anticipate Future Carbon Constrained Scenarios
EnCana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios inform EnCana’s long range planning and its analyses on the implications of regulatory trends.
EnCana incorporates the potential costs of carbon into future planning. Management and the Board review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from $15 to $65 per tonne of emissions applied to a range of emissions coverage levels. A major benefit of applying a range of carbon prices at the strategic level is that it provides direct guidance to the capital allocation process. EnCana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, EnCana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
EnCana recognizes that there is a cost associated with carbon emissions. EnCana is confident that greenhouse gas regulations and the cost of carbon at various price levels have been adequately considered as part of its business planning and scenarios analysis. EnCana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on the Company’s website at www.encana.com.
Alberta’s New Royalty Programs
On October 25, 2007, the Alberta Government announced the New Royalty Framework (“NRF”).  The NRF established new royalties for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes and well depths for gas wells and oil quality for oil wells.  These new rates apply to both new and existing conventional oil and gas activities and oil sands projects in Alberta.  The changes introduced by the NRF became effective as of January 1, 2009.
The NRF established new price-sensitive and volume-sensitive rates for conventional oil that range up to 50 percent with the price sensitivity topping out between C$68 and C$116 per barrel dependent on the well productivity, and for natural gas that range from 5 percent to 50 percent with the price sensitivity topping out between C$9.92 and C$17.75 per gigajoule.  On November 19, 2008, the Alberta Government introduced the Transitional Royalty Program (“TRP”), which allows for a one time option of selecting between transitional rates and the NRF rates on new natural gas or conventional oil wells drilled between 1,000 metres to 3,500 metres in depth.  These would apply until January 1, 2014, at which time all wells would be moved to the NRF.  In addition, the NRF introduces royalty rates for bitumen that range from 1 percent to 9 percent (before payout) and from 25 percent to 40 percent (after payout) with rate caps at C$120 WTI per barrel.
On March 3, 2009, the Alberta Government announced an Energy Incentive Program that focuses on keeping drilling and service crews at work. There are two components of this program that affect EnCana; the Drilling Royalty Credit and New Well Incentive. The Drilling Royalty Credit is a depth related credit for the drilling of new conventional oil and gas wells between April 1, 2009 and April 1, 2010. The New Well Incentive provides a 5 percent royalty rate for new gas and conventional oil wells that come on production between April 1, 2009 and March 31, 2010 for a period of 12 months or 0.5 billion cubic feet equivalent (“Bcfe”) for gas wells or 50,000 barrels of oil equivalent (“BOE”) for oil wells, whichever comes first.
Impacts as a result of the NRF, TRP and Energy Incentive Programs change the economics of operating in Alberta, and accordingly, are reflected in EnCana’s capital programs.
Outlook
During the current challenging economic environment, EnCana is highly focused on the key business objectives of maintaining financial strength, generating significant free cash flow, further optimizing capital investments and continuing to pay a stable dividend to shareholders.
EnCana monitors the risks under its control and has policies in place to mitigate those risks. EnCana is managing commodity price risk through its financial risk management program designed to help ensure financial resilience and flexibility and is closely monitoring interest, credit and counterparty risk. In addition, the Company continues to monitor expenses and capital programs and maintain flexibility to adjust to changing economic circumstances. EnCana has planned a conservative, prudent and flexible capital program in 2009 that currently targets total natural gas and oil production at approximately 2008 levels and advances the Company’s multi-year projects. EnCana expects to continue to fund the Foster Creek and Christina Lake expansion projects, Wood River CORE project and other capital projects at the present time. EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA multiple of 1.0 to 2.0 times. At March 31, 2009, the Company’s Debt to Capitalization ratio was 29 percent and Debt to Adjusted EBITDA was 0.7x.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked and that unconventional resource plays can offset conventional gas production declines.
Volatility in crude oil prices is expected to continue throughout 2009 as a result of market uncertainties over supply and refining, changes in demand due to the overall state of the world economies, OPEC actions and the worldwide credit and liquidity crisis. Canadian crude oil prices will face added uncertainty due to the risk of refinery disruptions in an already tight United States Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
The Company expects its 2009 capital investment program to be funded from Cash Flow.
EnCana plans to focus on growing natural gas production from its diversified portfolio of existing and emerging unconventional resource plays in North America, developing its high quality in-situ oil resources and expanding its downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
EnCana’s results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Additional detail regarding the impact of these factors on EnCana’s 2009 results is available in the Corporate Guidance on the Company’s website at www.encana.com. EnCana updated its Corporate Guidance to reflect the impact on operations of expected conditions for 2009. EnCana’s news release dated April 22, 2009 and financial statements are available on www.sedar.com.
Advisory
FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projections relating to the adequacy of the Company’s provision for taxes; the potential impact of the Alberta Royalty Framework; projections with respect to natural gas production from unconventional resource plays and in-situ oil resources including with respect to the Foster Creek and Christina Lake projects, the CORE project and planned expansions of the Company’s downstream heavy oil processing capacity and the capital costs and expected timing of the same; the projected impact of regulatory issues; projections relating to the volatility of crude oil prices in 2009 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2009, the flexibility of capital spending plans and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; the Company’s continued compliance with financial covenants under its credit facilities; projections relating to the Company’s natural gas, crude oil and natural gas liquids reserves; the Company’s plans to renew its Canadian debt shelf prospectus; the Company’s assessment of counterparty credit risk and the potential impact thereof; the Company’s ability to fund its 2009 capital program and pay dividends to shareholders; the impact of the current business market conditions, including the economic recession and financial market turmoil on the Company’s operations and expected results; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its Consolidated Financial Statements; projected costs of payouts under the Company’s Performance Tandem Share Appreciation Rights, Performance Share Appreciation Rights and Performance Share Units programs; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to offset future conventional gas production declines and the Company’s continued ability to meet payment terms with suppliers. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of the Company; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2009 cash flow, operating cash flow and pre-tax cash flow for EnCana is based upon achieving average production of oil and gas for 2009 of approximately 4.5 to 4.7 Bcfe/d, average commodity prices for 2009 of a WTI price of $55/bbl to $75/bbl for oil, a NYMEX price of $5.50/Mcf to $7.50/Mcf for natural gas, an average U.S./Canadian dollar foreign exchange rate of $0.75 to $0.85, an average Chicago 3-2-1 crack spread for 2009 of $5.00/bbl to $10.00/bbl for refining margins, and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
EnCana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that EnCana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in EnCana’s news release dated April 22, 2009, which is available on EnCana’s website at www.encana.com and on SEDAR at www.sedar.com.
OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities that permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, NGLs and Natural Gas Conversions
In this document, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play
Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.
CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share – diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share – diluted, Adjusted EBITDA, Debt, Net Debt and Capitalization and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2009
References to EnCana
For convenience, references in this document to “EnCana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
ADDITIONAL INFORMATION
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)